**SCHEDULE 14A**
**(RULE 14a-101)**

**INFORMATION REQUIRED IN PROXY STATEMENT**
**SCHEDULE 14A INFORMATION**

**PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES**
**EXCHANGE ACT OF 1934**

Filed by the Registrant ☑

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐  Preliminary Proxy Statement
☐  Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☑  Definitive Proxy Statement
☐  Definitive Additional Materials
☐  Soliciting Material Pursuant to Section 240.14a-11c or Section 240.14a-12

BRUSH ENGINEERED MATERIALS INC.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

☑  No fee required.

☐  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

    (1)   Title of each class of securities to which transaction applies:

    (2)   Aggregate number of securities to which transaction applies:

    (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

    (4)   Proposed maximum aggregate value of transaction:

    (5)   Total fee paid:

☐  Fee paid previously with preliminary materials.

☐  Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1)   Amount Previously Paid:

    (2)   Form, Schedule or Registration Statement No.:

    (3)   Filing Party:

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# Brush Engineered Materials Inc.
## 17876 St. Clair Avenue
## Cleveland, Ohio 44110

---

### Notice of Annual Meeting of Shareholders

The annual meeting of shareholders of Brush Engineered Materials Inc. will be held at The Forum, One Cleveland Center, 1375 East Ninth Street, Cleveland, Ohio 44114, on May 7, 2002 at 11:00 a.m., local time, for the following purposes:

(1) To elect three directors, each to serve for a term of three years and until a successor is elected and qualified;

(2) To ratify the selection of Ernst & Young LLP as independent auditors for Brush Engineered Materials for the year 2002; and

(3) To transact any other business that may properly come before the meeting.

Shareholders of record as of the close of business on March 11, 2002 are entitled to notice of the meeting and to vote at the meeting or any adjournment or postponement of the meeting.

Michael C. Hasychak
Secretary

March 18, 2002

**Important — your proxy is enclosed.**

**Please sign, date and return your proxy in the accompanying envelope.**

# BRUSH ENGINEERED MATERIALS INC.
## 17876 St. Clair Avenue
## Cleveland, Ohio 44110

### PROXY STATEMENT
### March 18, 2002

### GENERAL INFORMATION

Your Board of Directors is furnishing this document to you in connection with our solicitation of proxies to be used at our annual meeting of shareholders to be held on May 7, 2002.

If you sign and return the enclosed proxy card, your shares will be voted as indicated on the card. Without affecting any vote previously taken, you may revoke your proxy by delivery to us of a new, later dated proxy with respect to the same shares, or by giving written notice to us before or at the annual meeting. Your presence at the annual meeting will not, in and of itself, revoke your proxy.

At the close of business on March 11, 2002, the record date for the determination of shareholders entitled to notice of, and to vote at, the annual meeting, we had outstanding and entitled to vote 16,637,041 shares of common stock.

Each outstanding share of common stock entitles its holder to one vote on each matter brought before the meeting. Under Ohio law, shareholders have cumulative voting rights in the election of directors, provided that the shareholder gives not less than 48 hours notice in writing to the President, any Vice President or the Secretary of Brush Engineered Materials that the shareholder desires that voting at the election be cumulative, and provided further that an announcement is made upon the convening of the meeting informing shareholders that notice requesting cumulative voting has been given by the shareholder. When cumulative voting applies, each share has a number of votes equal to the number of directors to be elected, and a shareholder may give all of the shareholder's votes to one nominee or divide the shareholder's votes among as many nominees as he or she sees fit. Unless contrary instructions are received on proxies given to Brush Engineered Materials, in the event that cumulative voting applies, all votes represented by the proxies will be divided evenly among the candidates nominated by the Board of Directors, except that if voting in this manner would not be effective to elect all the nominees, the votes will be cumulated at the discretion of the Board of Directors so as to maximize the number of the Board of Directors' nominees elected.

In addition to the solicitation of proxies by the use of the mails, we may solicit the return of proxies in person and by telephone, telecopy or e-mail. We will request brokerage houses, banks and other custodians, nominees and fiduciaries to forward soliciting material to the beneficial owners of shares and will reimburse them for their expenses. We will bear the cost of the solicitation of proxies.

At the annual meeting, the inspectors of election appointed for the meeting will tabulate the results of shareholder voting. Under Ohio law, our articles of incorporation and our code of regulations, properly signed proxies that are marked "abstain" or are held in "street name" by brokers and not voted on one or more of the items before the meeting will, if otherwise voted on at least one item, be counted for purposes of determining whether a quorum has been achieved at the annual meeting. Votes withheld in respect of the election of directors will not be counted in determining the election of directors. Abstentions and broker non-votes in respect of the selection of independent auditors will have the same effect as votes against these items.

# 1. ELECTION OF DIRECTORS

Our articles of incorporation and code of regulations provide for three classes of directors whose terms expire in different years. At the present time it is intended that proxies will be voted for the election of Albert C. Bersticker, Charles F. Brush, III and N. Mohan Reddy. Pursuant to our code of regulations, the class of directors whose term expires in 2005 has been reduced from four members to three members effective upon the resignation of Mr. David L. Burner from the Board of Directors on July 24, 2001.

**Your Board of Directors recommends a vote for these nominees.**

If any of these nominees become unavailable, it is intended that the proxies will be voted as the Board of Directors determines. We have no reason to believe that any of the nominees will be unavailable. The three nominees receiving the greatest number of votes will be elected as directors of Brush Engineered Materials.

The following table sets forth information concerning the nominees and the directors whose terms of office will continue after the meeting:

| Nominees Whose Terms End in 2005 | Current Employment |
|---|---|
| Albert C. Bersticker<br>    Director since 1993<br>    Member — Governance Committee and<br>    Organization and Compensation Committee<br>Age — 67 | Retired Chairman and Chief Executive Officer,<br>Ferro Corporation<br>(Specialty Chemicals) |

Mr. Bersticker was elected Chairman of Ferro Corporation in February 1996 and retired in 1999. He served as Chief Executive Officer of Ferro Corporation from 1991 until January of 1999 and as its President from 1988 until February 1996. Mr. Bersticker is a director of KeyCorp Inc. and Oglebay Norton Company and is currently Treasurer and a member of the Board of Directors of St. John's Medical Center in Jackson, Wyoming.

| | |
|---|---|
| Dr. Charles F. Brush, III<br>    Director since 1958<br>    Member — Audit Committee and Organization<br>    and Compensation Committee<br>Age — 78 | Personal investments |

There has been no change in Dr. Brush's occupation during the past five years.

| | |
|---|---|
| N. Mohan Reddy, Ph.D.<br>    Director since 2000<br>    Member — Audit Committee and<br>    Organization and Compensation Committee<br>Age — 48 | Professor<br>The Weatherhead School of Management,<br>Case Western Reserve University |

Dr. Reddy has been a professor at the Weatherhead School of Management, Case Western Reserve University for the past five years. Dr. Reddy is a director of Keithley Instruments, Inc.

**Directors Whose Terms End in 2004**          **Current Employment**

Joseph P. Keithley
    Director since 1997                          Chairman, Chief Executive Officer & President,
    Member — Governance Committee and            Keithley Instruments, Inc.
    Organization and Compensation Committee       (Electronic Test and Measurement Products)
Age — 53

Mr. Keithley has been Chairman of the Board of Keithley Instruments, Inc. since 1991. He has served as Chief Executive Officer of Keithley Instruments, Inc. since November 1993 and as its President since May 1994. He is a director of Keithley Instruments, Inc. and Nordson Corporation.

William R. Robertson
    Director since 1997                          Managing Partner,
    Member — Audit Committee and                 Kirtland Capital Partners
    Organization and Compensation Committee       (Private Equity Investments)
Age — 60

Mr. Robertson has been a Managing Partner of Kirtland Capital Partners since September 1997. Prior to that time, he was President and a director of National City Corporation from October 1995 until July 1997. He also served as Deputy Chairman and a director from August 1988 until October 1995. He is a director of Gries Financial LLC, Fairport Asset Management LLC, Fairmount Minerals, Ltd. and Instron Corporation.

John Sherwin, Jr.
    Director since 1981                          President,
    Member — Audit Committee and                 Mid-Continent Ventures, Inc.
    Organization and Compensation Committee       (Venture Capital Company)
Age — 63

Mr. Sherwin has been President of Mid-Continent Ventures, Inc. during the past five years. Mr. Sherwin is a director of John Carroll University and a trustee of The Cleveland Clinic Foundation. He is also Vice Chairman of The Cleveland Foundation.

| **Directors Whose Terms End in 2003** | **Current Employment** |
|---|---|

Gordon D. Harnett
    Director since 1991
Age — 59

Chairman of the Board
and Chief Executive Officer,
Brush Engineered Materials Inc.

Mr. Harnett has been Chairman of the Board and Chief Executive Officer of Brush Engineered Materials (and its predecessor, Brush Wellman Inc.) during the past five years, and was President from 1991 to 2001. He is a director of Lubrizol Corporation, National City Bank, Cleveland, and PolyOne Corporation. In addition, he is a trustee of Hathaway Brown, Cleveland Tomorrow and Greater Cleveland Growth Association and is Chairman of Cleveland Development Advisors, Inc. and the Greater Cleveland International Trade Alliance.

William P. Madar
    Director since 1988
    Member — Governance Committee and
    Organization and Compensation Committee
Age — 62

Chairman of the Board,
Nordson Corporation
(Industrial Application Equipment Manufacturer)

Mr. Madar was elected Chairman of the Board of Nordson Corporation effective October 1997. Prior to that time, he served as Vice Chairman of Nordson Corporation from August 1996 until October 1997 and as Chief Executive Officer from February 1986 until October 1997. From February 1986 until August 1996, he also served as its President. He is a director of Lubrizol Corporation, National City Bank, Cleveland and Nordson Corporation.

David H. Hoag
    Director since 1999
    Member — Governance Committee and
    Organization and Compensation Committee
Age — 62

Retired Chairman,
The LTV Corporation
(Integrated Steel Producer and Metal Fabricator)

Mr. Hoag retired as Chairman of the Board of The LTV Corporation in January of 1999. He had served as its Chairman since June 1991, as Chief Executive Officer from February 1991 until September 1998 and as President from January 1991 until July 1997. The LTV Corporation filed for Chapter 11 bankruptcy protection in December of 2000. Mr. Hoag is a director of Lubrizol Corporation, NACCO Industries, Inc., PolyOne Corporation and The Chubb Corporation. He is also the Chairman of the Board of Directors of the Federal Reserve Bank of Cleveland and a member of the Board of Trustees of Allegheny College and University Hospitals of Cleveland.

## COMMITTEES OF THE BOARD OF DIRECTORS

During 2001 the Board of Directors maintained, among other committees, an Audit Committee, a Governance Committee and an Organization and Compensation Committee, the members of which are identified in the above table.

The Audit Committee held two meetings in 2001. Its principal functions are provided in its charter, which was included in the March 2001 proxy statement. All members of the Audit Committee are independent within the meaning of Section 303.01(B)(2)(a) and (3) of the New York Stock Exchange's listing standards.

The Governance Committee held four meetings in 2001. Its principal functions include:

● evaluation of candidates for board membership, including any nominations of qualified candidates submitted in writing by shareholders to the Secretary of Brush Engineered Materials;

● recommendations to the full Board of Directors of candidates to fill executive vacancies that arise from time to time; and

● recommendations to the full Board of Directors regarding Board of Directors governance matters.

Any shareholder desiring to submit a candidate for consideration by the Governance Committee should send the name of the proposed candidate, together with biographical data and background information concerning the candidate, to:


Corporate Secretary
Brush Engineered Materials Inc.
17876 St. Clair Avenue
Cleveland, Ohio 44110


The Organization and Compensation Committee held six meetings in 2001. Its principal functions include:

● reviewing executive compensation;

● taking action where appropriate or making recommendations to the full Board of Directors with respect to executive compensation;

● recommending the adoption of executive benefit plans;

● granting stock options and other awards;

● reviewing and recommending actions to the full Board of Directors on matters relating to management succession, retention and development plans and changes in organizational structure; and

● reviewing investments of pension assets and funding positions of retirement pensions.

The Board of Directors held six meetings in 2001. All of the directors attended at least 75% of the total meetings held by the Board of Directors and the committees on which they served during 2001.

## DIRECTOR COMPENSATION

Each director who is not an officer of Brush Engineered Materials receives an annual retainer fee of $16,500 for each calendar year. The Chairman of each committee, if not an officer, receives an additional $1,000 on an annual basis. In addition, each director who is not an officer of Brush Engineered Materials receives a fixed meeting fee of $17,500 on an annual basis.

Brush Engineered Materials maintains a Deferred Compensation Plan for Non-employee Directors. This plan provides each non-employee director the opportunity to defer receipt of all or a portion of the compensation payable for his services as a director. Brush Engineered Materials, in turn, transfers an amount equal to the reduction in compensation to a trust, which is invested at the director's discretion. The Deferred

Compensation Plan for Non-employee Directors was amended during 2001 to allow for additional investment choices as may be approved by the Administrative Committee. Prior to the amendment, the investment choices were limited to Brush Engineered Materials common stock or in accordance with the Brush Engineered Materials investment policy. The amendment permits a director who is age 55 or older to change his election with respect to amounts previously credited to his account and for a director, regardless of age, to change his election from time to time with respect to future additions to his deferred compensation account. A director may also elect to receive a distribution of part or all of his deferred compensation account in one or more distributions subject to a 10% penalty. Directors are encouraged to take all or a portion of their compensation in the form of common stock. For 2001 and 2002, directors elected to receive an aggregate of $102,000 and $69,000, respectively, worth of Brush Engineered Materials common stock on a deferred basis under this plan.

We previously maintained a Stock Option Plan for Non-employee Directors, which authorized a one-time grant of a non-qualified option to purchase Company common stock, at fair market value at the date of grant, to each non-employee director who had never been an employee of the Company. Eleven directors then in office each received a grant between April 1990 and October 1996 for 5,000 shares of common stock each. Pursuant to a one-year extension of the term of the plan by the Board of Directors during 1997, one additional director received a grant on June 3, 1997 for 5,000 shares. Each option became exercisable six months after the date of grant and expires ten years after the date of grant, subject to earlier termination, in the event of termination of service from the Board of Directors or disability. There are no more shares available under this plan.

The 1997 Stock Incentive Plan for Non-employee Directors, which replaced the Stock Option Plan for Non-employee Directors, provides newly elected directors with the same one-time stock option grant that was previously available under the Stock Option Plan for Non-employee Directors. Under the 1997 Stock Incentive Plan, one director received a grant on February 3, 1999 of an option for 5,000 shares at an exercise price of $14.66. One additional director received a grant on September 13, 2000 of an option for 5,000 shares at an exercise price of $22.72. In addition, this plan provides for an automatic grant of 500 deferred shares of common stock to each eligible director on the business day following the annual meeting of shareholders. During 2000, eight directors were credited with 500 shares, and during 2001, nine directors were credited with 500 shares of Company common stock each.

An amendment to the 1997 Stock Incentive Plan for Non-employee Directors was approved by shareholders at the 2001 annual meeting. Under the plan as amended, each non-employee director receives the grant of an option to purchase up to 2,000 shares of Brush Engineered Materials common stock annually. In 2001, nine directors received 2,000 stock option grants each at an exercise price of $20.64. One of the directors forfeited this grant when he resigned as a member of the Board of Directors prior to its vesting.

# BENEFICIAL OWNERSHIP TABLE

The following table sets forth, as of February 14, 2002, information with respect to the beneficial ownership of Brush Engineered Materials common stock by each person known by Brush Engineered Materials to be the beneficial owner of more than 5% of its common stock, by each present director of Brush Engineered Materials, by executive officers of Brush Engineered Materials and by all directors and executive officers of Brush Engineered Materials as a group. Unless otherwise indicated in the notes to this table, the shareholders listed in the table have sole voting and investment power with respect to shares beneficially owned by them. Shares that are subject to stock options that may be exercised within 60 days of February 14, 2002 are reflected in the number of shares shown and in computing the percentage of Brush Engineered Materials common stock beneficially owned by the person who owns those options.

| Non-officer Directors | Number of Shares | Percent of Class |
|---|---|---|
| Albert C. Bersticker | 15,373(1)(2) | * |
| Dr. Charles F. Brush, III | 228,297(1)(2)(3) | 1.3% |
| David H. Hoag | 15,962(1)(2) | * |
| Joseph P. Keithley | 10,615(1)(2) | * |
| William P. Madar | 27,189(1)(2) | * |
| Dr. N. Mohan Reddy | 10,763(1)(2) | * |
| William R. Robertson | 28,564(1)(2)(4) | * |
| John Sherwin, Jr. | 19,543(1)(2)(5) | * |
| **Named Executive Officers** | | |
| Gordon D. Harnett | 330,095(1) | 1.9% |
| William R. Seelbach | 40,378(1) | * |
| Daniel A. Skoch | 70,018(1) | * |
| John D. Grampa | 31,289(1) | * |
| All directors and executive officers as a group (including the Named Executive Officers) (12 persons) | 831,076(6) | 4.9% |
| **Other Persons** | | |
| SSB Citi Fund Management LLC<br>388 Greenwich Street<br>New York, New York 10013 | 2,256,471(7) | 13.2% |
| Joseph L. Harrosh<br>40900 Grimmer Boulevard<br>Fremont, California 94538 | 1,554,220(8) | 9.1% |
| Private Capital Management, Inc.<br>8889 Pelican Bay Boulevard<br>Naples, Florida 34108 | 1,269,329(9) | 7.4% |
| Dimensional Fund Advisors, Inc.<br>1299 Ocean Avenue<br>Santa Monica, California | 90401 | 1,265,804(10) |
| Brush Engineered Materials Inc. Savings and Investment Plan | 1,178,169(11) | 6.9% |

\* Less than 1% of common stock.

(1) Includes shares covered by outstanding options exercisable within 60 days as follows: Mr. Harnett 309,000; Mr. Seelbach 36,500; Mr. Skoch 67,000; Mr. Grampa 26,400; 7,000 for each of Messrs. Bersticker, Hoag, Keithley, Reddy and Robertson; and 2,000 for each of Messrs. Brush, Madar and Sherwin. Also includes 20,245 restricted shares granted to Mr. Harnett in 2000 pursuant to the 1995 Stock Incentive Plan, as amended, which are subject to forfeiture if Mr. Harnett is not continuously employed in his current capacity for a period of three years ending on September 1, 2003.

(2) Includes deferred shares under the Deferred Compensation Plan for Non-employee Directors, and the 1997 Stock Incentive Plan for Non-employee Directors as follows: Mr. Bersticker 7,873; Dr. Brush

11,361; Mr. Hoag 7,962; Mr. Keithley 2,615; Mr. Madar 23,989; Dr. Reddy 3,753; Mr. Robertson 11,064; and Mr. Sherwin 5,101.

(3) Includes 40,000 shares owned by the Charles F. Brush III Charitable Remainder Unitrust of which Dr. Brush is trustee, and 3,000 shares owned by the estate of Dr. Brush's wife, as to all of which Dr. Brush disclaims beneficial ownership.

(4) Includes 500 shares owned by Mr. Robertson's wife, as to which Mr. Robertson disclaims beneficial ownership.

(5) Includes 4,647 shares owned by Mr. Sherwin's wife and children, as to which Mr. Sherwin disclaims beneficial ownership.

(6) Includes 479,900 shares subject to outstanding options held by officers and directors and exercisable within 60 days.

(7) According to a Schedule 13G filed with the Securities and Exchange Commission on January 22, 2002, as of December 31, 2001, Citigroup Inc. had shared voting power and shared dispositive power over 2,256,471 shares; Salomon Smith Barney Holdings Inc. had shared voting power and shared dispositive power over 2,256,471 shares; and SSB Citi Fund Management LLC, formerly SSBC Fund Management Inc., had shared voting power and shared dispositive power over 2,049,021 shares. SSB Citi Fund Management LLC is a wholly owned subsidiary of Salomon Smith Barney Holdings Inc. Salomon Smith Barney Holdings Inc. is a wholly owned subsidiary of Citigroup Inc. Each reported that it is an investment adviser under either the Investment Advisers Act of 1940 or a similar state law.

(8) According to a Schedule 13G filed with the Securities and Exchange Commission on January 2, 2002.

(9) According to a Schedule 13G filed with the Securities and Exchange Commission on February 15, 2002, as of February 15, 2002, Private Capital Management, Inc. ("PCM"), and Bruce S. Sherman, Chairman of PCM, each an investment adviser registered under the Investment Advisers Act of 1940, reported that PCM and Mr. Sherman were each deemed to be the beneficial owner of 1,269,329 shares, having shared dispositive power over those shares, which are held on behalf of PCM's clients. Mr. Sherman disclaims the existence of a group.

(10) Dimensional Fund Advisors, an investment adviser registered under the Investment Advisers Act of 1940, reported on a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2002, that as of December 31, 2001, it had sole voting and dispositive power with respect to 1,265,804 shares. Dimensional possesses voting and dispositive power by virtue of its role as investment adviser to four investment companies registered under the Investment Company Act of 1940 and as investment manager for commingled group trusts and separate accounts. The shares over which Dimensional exercises voting and dispositive power are owned by the four investment companies and other group trusts and separate accounts and Dimensional disclaims ownership of these shares.

(11) Fidelity Management Trust Company, trustee for the Brush Engineered Materials Inc. Savings and Investment Plan, holds the shares in trust. All participants share voting power with the trustee of the Plan with respect to shares attributable to their accounts.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires our directors and officers and persons who own 10% or more of our Common Stock to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission. Directors, officers and 10% or greater shareholders are required by Securities and Exchange Commission regulations to furnish us with copies of all Forms 3, 4 and 5 they file.

Based solely on our review of copies of forms that we have received, and written representations by our directors, officers and 10% or greater shareholders, our belief is that all of our directors, officers and 10% or greater shareholders complied with all filing requirements applicable to them with respect to transactions in our equity securities during the fiscal year ended December 31, 2001.

## SUMMARY COMPENSATION TABLE

The following table sets forth the before-tax compensation for the years shown for Mr. Harnett and the remaining executive officers.

| Name and Principal Position | Year | Annual Compensation(1) | | Long-Term Compensation | | All Other Compensation ($)(2)(3) |
|---|---|---|---|---|---|---|
| | | Salary ($)(2) | Bonus ($) | Awards Securities Underlying Options (#) | Payouts LTIP Payouts ($) | |
| Gordon D. Harnett | 2001 | 583,366 | — | 35,000 | — | 19,275 |
| Chairman of the Board and | 2000 | 498,850 | 442,500(2) | 37,000 | — | 25,117 |
| Chief Executive Officer | 1999 | 439,696 | — | 37,000 | — | 13,191 |
| William R. Seelbach | 2001 | 334,702 | — | 18,000 | — | 13,218 |
| President | 2000 | 301,703 | 176,726(2) | 11,000 | — | 10,403 |
| | 1999 | 259,846 | — | 11,000 | — | 8,845 |
| Daniel A. Skoch | 2001 | 257,808 | — | 12,000 | — | 11,351 |
| Senior Vice President | 2000 | 234,057 | 156,240(2) | 10,000 | — | 7,497 |
| Administration | 1999 | 189,615 | — | 9,500 | — | 5,688 |
| John D. Grampa | 2001 | 239,231 | — | 10,000 | — | 10,283 |
| Vice President Finance | 2000 | 199,326 | 122,000 | 8,000 | — | 5,980 |
| and Chief Financial Officer | 1999 | 165,000 | — | 6,000 | — | 5,250 |

(1) A column to this table entitled "Other Annual Compensation" has been excluded because no compensation was paid to any of the named officers that requires disclosure as "Other Annual Compensation."

(2) Salary for 2001, 2000 and 1999 includes compensation the executive elected to replace with options to purchase property other than Brush Engineered Materials securities under the Company's Key Employee Share Option Plan as follows: Mr. Harnett $31,050, $19,731 and $16,781; Mr. Seelbach $26,680, $13,170 and $13,485; Mr. Skoch $13,694, $3,843 and $5,923; and Mr. Grampa $30,000, $20,000 and $12,308. Mr. Harnett's salary for 1999 also includes $107,156 of deferred compensation under the Executive Deferred Compensation Plan.

Bonus for 2000 includes compensation the executive elected to replace with options to purchase property other than Brush Engineered Materials securities under the Company's Key Employee Share Option Plan as follows: Mr. Harnett $20,302; Mr. Seelbach $4,057 and Mr. Skoch $949.

All Other Compensation for 2001, 2000 and 1999 includes amounts in connection with options to purchase property other than Brush Engineered Materials' securities under the Company's Key Employee Share Option Plan as follows: Mr. Harnett; $14,175, $20,017 and $8,391; Mr. Seelbach $8,118, $5,303 and $4,045; Mr. Skoch $6,251, $2,397 and $888; and Mr. Grampa $5,183, $880 and $450.

The Key Employee Share Option Plan provides for options covering property with an initial value equal to the amount of compensation they replace, divided by 75%, and with an exercise price equal to the difference between that amount and the amount of compensation replaced. Thus, the executive may receive the increase or decrease in market value of the entire amount of the property covered by the option, including the exercise price.

(3) Except as noted in (2), amounts in All Other Compensation consist of Company matching contributions to the Brush Engineered Materials Inc. Savings and Investment Plan.

## OPTION EXERCISES IN LAST FISCAL YEAR

The following table provides information about stock options exercised by the executive officers who are included in the Summary Compensation Table and the value of each officer's unexercised options at December 31, 2001.

| Name | Number of Shares Acquired on Exercise | Value Realized | Number of Securities Underlying Unexercised Options at December 31, 2001 Exercisable/Unexercisable | Value of Unexercised In-the-Money Options at December 31, 2001, Exercisable/Unexercisable |
|---|---|---|---|---|
| Gordon D. Harnett .......... | 15,000 | $152,425 | 309,000/0 | $20,400 |
| William R. Seelbach ....... | — | — | 36,500/0 | $ 0 |
| Daniel A. Skoch........... | 10,000 | $ 73,225 | 67,000/0 | $ 0 |
| John D. Grampa .......... | — | — | 26,400/600 | $ 0/0 |

## OPTION GRANTS IN LAST FISCAL YEAR

The following table provides information about stock option grants during 2001 to the executive officers who are included in the Summary Compensation Table. There was one grant of options to the named executive officers during the year.

| Name | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term | |
|---|---|---|---|---|---|---|
| | Number of Securities Underlying Options Granted | Percent of Total Options Granted to Employees in Fiscal Year | Exercise or Base Price ($/Sh) | Expiration Date | 5% | 10% |
| Gordon D. Harnett .............. | 35,000 | 13.48 | $22.43 | 2/6/11 | $493,714 | $1,251,168 |
| William R. Seelbach .............. | 18,000 | 6.93 | $22.43 | 2/6/11 | $253,910 | $ 643,458 |
| Daniel A. Skoch ................ | 12,000 | 4.62 | $22.43 | 2/6/11 | $169,273 | $ 428,972 |
| John D. Grampa ................ | 10,000 | 3.85 | $22.43 | 2/6/11 | $141,061 | $ 357,476 |

## LONG-TERM INCENTIVE PLANS — AWARDS IN LAST FISCAL YEAR

No performance restricted shares or performance shares were awarded during 2001 pursuant to the 1995 Stock Incentive Plan, as amended, to the executives named above.

# COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Organization and Compensation Committee of the Board of Directors is composed of all the independent, non-employee directors of the Board. The Committee is responsible for developing and making policy recommendations to the Board with respect to the Company's executive compensation. In addition, the Committee, pursuant to authority delegated by the Board, determines on an annual basis the compensation to be paid to the Chief Executive Officer, elected executive officers and certain other senior management positions.

## Compensation Philosophy — Pay for Performance

The Committee's compensation philosophy is to recognize superior results with superior monetary rewards. Where results are below expectations, pay will directly reflect the less-than-targeted performance.

## Total Compensation Strategy

The executive compensation strategy is to attract and retain qualified executives and to provide appropriate incentives to achieve the long-term success of the Company and to enhance shareholder value over the long term. The Company employs a total compensation strategy, taking into consideration base pay, annual performance compensation and long-term incentives. Base salary is generally established at competitive levels, and greater weight is put on the performance-driven portions of the compensation package.

In late 2000, the Committee and management initiated an in-depth study of the Company's total compensation practices for executives. The Company retained the services of a nationally recognized compensation consultant to conduct the study. The consultant utilized a variety of published and proprietary surveys to determine appropriate total compensation levels for each position. These surveys included data gathered from numerous companies in the metals industry and general manufacturing, including surveys focusing on comparably-sized companies. Accordingly, the survey samples were substantially broader than the group of other companies used in the performance graph presented later in this proxy statement under the heading "Cumulative Shareholder Return and Performance Presentation".

As part of the total compensation study, the Committee requested that consideration be given to the increased retention and motivational issues caused by the challenging and controversial environmental and legal disputes facing the Company. As a result, target total compensation levels were established at a level between the market median ($50^{th}$ percentile) and $75^{th}$ percentile.

## Base Salary

Base salaries are established by the Committee based on an executive's job responsibilities, level of experience, individual performance and contribution to the business. As a result of the above-mentioned total compensation study, executive base salaries in 2001 were increased consistent with the objective of achieving a level between market median ($50^{th}$ percentile) and $75^{th}$ percentile. The Chief Executive Officer's base salary was increased from $500,000 to $585,000.

## Annual Performance Compensation

A Management Performance Compensation Plan provides for annual, single-sum cash payments that are based on achieving preestablished financial objectives and qualitative performance factors. Qualitative factors include performance against certain strategic measures, primarily related to environmental, health and safety achievements. Achievement on qualitative factors only pays out when a threshold level of financial performance is met.

Annual performance compensation target opportunity is established for each executive by the Committee based on job responsibilities, level of experience, overall business performance and individual contribution to the business, as well as analyses of competitive industry practice as derived from the above-mentioned total compensation study. The Chief Executive Officer is measured primarily on a preestablished financial objective and minimally on qualitative performance factors. In 2001, neither the Company's minimum financial objective nor the qualitative performance factor financial threshold, both based on earnings per share, was achieved. As a result, neither the Chief Executive Officer nor the other executive officers received any payout from the plan.

11

**Long-term Incentives**

*Long-term Cash Incentive Plans.* As previously reported, in early 2000, the Committee initiated a long-term cash incentive plan with management objectives based solely on financial measures for an abbreviated two-year performance period from January 1, 2000 through December 31, 2001. The plan was limited to officers and a small number of senior managers. The financial opportunity varied according to the level of the participant's organizational responsibility. The Chief Executive Officer could attain 100% of his base pay as in effect on January 1, 2000, for achieving the targeted objective, 150% for exceeding the maximum objective and 0% if the minimum objective was not attained. The other participants had a lesser opportunity ranging anywhere from 35% to 15% at target and 52.5% to 22.5% at maximum. The financial measurement for this plan was the corporate or business unit's two-year improvement in "economic profit," a formula derived from earnings before interest and taxes and then subtracting a fixed capital charge.

Since the corporate minimum financial objective was not achieved, neither the Chief Executive Officer nor the other executive officers received any payment from the 2000 through 2001 long-term cash incentive plan. In early 2001, the Committee initiated an overlapping long-term cash incentive plan with management objectives based solely on financial measures ("economic profit") for a three-year performance period from January 1, 2001 through December 31, 2003. The plan design was similar to the long-term cash incentive plan described above. The financial objectives of this plan were aggressive and set at a time of anticipated continued market acceleration. Because the business downturn of 2001 was so significant, no future payout from this plan is ever anticipated.

*Stock Options.* Stock options are typically granted annually to executives and other selected employees whose contributions and skills are important in the long-term success of the Company. The options are granted with the exercise price equal to the market price of the Company's stock on the day of grant, vest over a period of up to four years and expire after ten years.

In 2001, a total of 163 selected employees were awarded options. The overall number of option shares granted was approximately 1.56% of total shares outstanding.

The Committee established a range of potential option awards for the Chief Executive Officer and executive officers. The specific number of stock options granted to an executive was determined by the Committee based upon the individual's level of responsibility, recommendations by management, and a subjective judgment by the Committee of the executive's contribution to the performance of the Company. The number of options currently held by each executive was not taken into consideration. In 2001, the Committee granted the Chief Executive Officer a stock option covering 35,000 shares of Brush Engineered Materials common stock.

**Deductibility of Compensation in Excess of $1 Million a Year**

Section 162(m) of the U.S. Internal Revenue Code of 1986 limits deductibility of compensation in excess of $1 million paid to the Company's Chief Executive Officer and to each of the other four highest-paid executive officers. However, some "performance-based" compensation is specifically exempt from the deduction limit. While the Committee generally takes actions to ensure the deductibility of its executive officers' compensation, the Committee retains the flexibility to make payments or awards whether or not such payments or awards qualify for tax deductibility under Section 162(m).

The foregoing report has been furnished by the Organization and Compensation Committee of the Board of Directors.

| | | |
|---|---|---|
| William P. Madar (Chairman) | David H. Hoag | William R. Robertson |
| Albert C. Bersticker | Joseph P. Keithley | John Sherwin, Jr. |
| Dr. Charles F. Brush, III | N. Mohan Reddy, Ph.D. | |

## CUMULATIVE SHAREHOLDER RETURN AND PERFORMANCE PRESENTATION

The following graph sets forth the cumulative shareholder return on Brush Engineered Materials common stock as compared to the cumulative total return of the S&P 500 Index and a Self-Constructed Index consisting of Brush Engineered Materials, Cabot Corporation, Carpenter Technology Corp., Chase Industries Inc., Olin Corporation, Precision Castparts Corp. and Worthington Industries, Inc. for the five-year period ending December 31, 2001. (1) (2)



|  | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 |
|---|---|---|---|---|---|---|
| Brush Engineered Materials .............. | $100 | $155 | $115 | $114 | $140 | $97 |
| S&P 500 ............................. | $100 | $133 | $171 | $208 | $189 | $166 |
| Current Self-Constructed Index ............ | $100 | $118 | $91 | $87 | $155 | $180 |

(1) Brush Engineered Materials through its wholly owned subsidiaries, is a leading international producer and supplier of beryllium, beryllium-containing alloys, beryllia ceramic, engineered material systems, precious metal and specialty alloy products. Most competitors are either divisions or subsidiaries of larger corporations, or privately held companies. Brush Engineered Materials does not fit easily into any standardized peer company listing. A customized peer group has been developed, consisting of specialty engineered materials producers that either compete directly with Brush Engineered Materials for major portions of their business, operate using similar production technologies or serve similar markets.

(2) Assumes that the value of Brush Engineered Materials common stock and each index was $100 on December 31, 1996 and that all dividends were reinvested.

## PENSION AND RETIREMENT BENEFITS

The Brush Engineered Materials Inc. Pension Plan ("qualified pension plan") is a defined benefit plan under which Messrs. Harnett, Seelbach, Skoch and Grampa are currently accruing benefits. As of December 31, 2001, the Company's Supplemental Retirement Benefit Plan ("supplemental plan") benefit accrued for Messrs. Harnett and Skoch was frozen. During 2002, Messrs. Harnett and Skoch received compensation in exchange for their agreement to forego benefits under the supplemental plan in the amounts of $519,500 and $74,374 respectively. As a result, their retirement benefit will be limited to that amount provided by the qualified pension plan, subject to the statutory benefit and compensation limits. The Internal Revenue Code limits benefits in the qualified pension plan to that based on compensation not in excess of $170,000 in 2001 and $200,000 in 2002. The following table shows the estimated total annual pension benefits under the qualified pension plan and the Company's supplemental plan. The amounts shown are those which would be payable, as a single life annuity, for retirement at age 65 based on various periods of service:

### AGE 65 RETIREMENT BENEFIT

| Final Average Annual Pay at Age 65 | Years of Service at Age 65 | | | | | |
|---|---|---|---|---|---|---|
| | 10 Years | 15 Years | 20 Years | 25 Years | 30 Years | 35 Years |
| $ 150,000 . . . . . . . . . . . . | $ 18,795 | $ 28,193 | $ 37,591 | $ 46,989 | $ 56,386 | $ 65,784 |
| 200,000 . . . . . . . . . . . . | 25,938 | 38,907 | 51,877 | 64,846 | 77,815 | 90,784 |
| 300,000 . . . . . . . . . . . . | 40,224 | 60,336 | 80,448 | 100,560 | 120,672 | 140,784 |
| 400,000 . . . . . . . . . . . . | 54,510 | 81,765 | 109,019 | 136,274 | 163,529 | 190,784 |
| 500,000 . . . . . . . . . . . . | 68,795 | 103,193 | 137,591 | 171,989 | 206,386 | 240,784 |
| 600,000 . . . . . . . . . . . . | 83,081 | 124,622 | 166,162 | 207,703 | 249,243 | 290,784 |
| 700,000 . . . . . . . . . . . . | 97,367 | 146,050 | 194,734 | 243,417 | 292,101 | 340,784 |
| 800,000 . . . . . . . . . . . . | 111,653 | 167,479 | 223,305 | 279,131 | 334,958 | 390,784 |

The compensation covered by the qualified pension plan and the supplemental plan is regular base salary, sales commissions and certain performance compensation. The compensation covered by these plans is the same as the amounts shown in the salary, bonus and certain amounts of the LTIP Payouts column of the Summary Compensation Table on page 9. "Final Average Annual Pay at Age 65" is based on the employee's highest compensation for any five consecutive calendar years of employment. Credited service for pension benefit purposes for Messrs. Harnett, Seelbach, Skoch and Grampa is 10, 3, 18 and 3, respectively.

### Employment Agreements

We have entered into severance agreements with various senior executives, including Messrs. Harnett, Seelbach, Skoch and Grampa, to help ensure the continuity and stability of our senior management. If, following a "change in control" of the Company as defined in these agreements, the executive's employment is terminated by the Company or one of its affiliates except for cause, or he resigns within one month after the first anniversary of the change, or the nature and scope of his duties worsens or certain other adverse changes occur and the Board of Directors so decides, then severance benefits will apply. Severance benefits include rights to a lump sum payment of three times salary; incentive compensation; cash in lieu of benefits under the Company's Supplemental Retirement Benefit Plan; and any special awards; the continuation of retiree medical and life insurance benefits for three years; and a lump sum payment equal to the sum of the present value of any bonus he would have received under any long-term incentive plan (assuming attainment of the plan target rate), any retirement benefits he would have earned during the next three years and the cash value of certain other benefits. All equity incentive awards also vest, and all stock options become fully exercisable, if the severance benefits are applicable. A termination or demotion following the commencement of discussions with a third party which ultimately result in a change in control will also activate severance benefits. Payments and benefits under the severance agreements are subject to reduction in order to avoid the application of the excise tax on "excess parachute payments" under the Internal Revenue Code, but only if the reduction would increase the net after-tax amount received by the executive.

14

Under these agreements, each executive agrees not to compete with the Company during employment or for one year thereafter; not to solicit any of our employees, agents or consultants to terminate their relationship with us; and to protect our confidential business information.  Each executive also assigns to us any intellectual property rights he may otherwise have to any discoveries, inventions or improvements made while in our employ or within one year thereafter.  Brush Engineered Materials must secure its performance under the severance agreements through a trust which is to be funded upon the change in control, and amounts due but not timely paid earn interest at the prime rate plus 4%.  The Company must pay attorneys' fees and expenses incurred by an executive in enforcing his rights under his severance agreement.  The severance agreements may have the effect of inhibiting a change in control of the Company.

Mr. Seelbach, whose employment with Brush Wellman commenced on July 1, 1998, is eligible for a separation package if, other than in connection with a change in control, as mentioned above, he is terminated without cause or if he voluntarily terminates his employment, under certain circumstances, within five years of employment. Mr. Seelbach's separation package includes a payment equal to one year base salary at the higher of the rate at the time of separation and any prior base salary rate and includes continuation of benefits. It also includes a payment equal to 50% of the prior year's incentive compensation, if the separation occurs during the first six months of the year, and 100% if the separation occurs during the second six months of the year. In addition, Brush Wellman is obligated to maintain each element of Mr. Seelbach's base salary at a level equal to at least the second highest level in Brush Wellman or, where performance factors are involved, will have a reasonable probability of being at least the second highest level in the Company.

## AUDIT COMMITTEE REPORT

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including the Company's systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report with management, and discussed the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards. In addition, the Committee has discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board, and considered the compatibility of nonaudit services with the auditors' independence.

The Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Committee held two meetings during 2001.

In reliance on these reviews and discussions, the Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2001 for filing with the Securities and Exchange Commission. The Committee and the Board have also recommended, subject to shareholder approval, the selection of the Company's independent auditors.

William R. Robertson (Chairman)
Dr. Charles F. Brush, III
N. Mohan Reddy, Ph.D.
John Sherwin, Jr.

## 2. APPOINTMENT OF INDEPENDENT AUDITORS

A proposal will be presented at the annual meeting to ratify the appointment of the firm of Ernst & Young LLP ("Ernst & Young") as independent auditors to examine Brush Engineered Materials' books of account and other records for the fiscal year ending December 31, 2002. Representatives of Ernst & Young are expected to be present at the annual meeting. Its representatives will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions. Although this ratification is not required by law, the Board of Directors believes that you should be given this opportunity to express your views on the subject. Ratification requires the affirmative vote of the majority of Brush Engineered Materials common stock present or represented, and entitled to vote on the matter at the annual meeting, taken together as a single class. Unless otherwise directed, proxies in the accompanying form will be voted for ratification of the appointment of Ernst & Young.

**Audit Fees**

Ernst & Young has billed the Company $374,000, in the aggregate, for professional services rendered by Ernst & Young for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2001 and the reviews of the interim financial statements included in the Company's Forms 10-Q filed during the fiscal year ended December 31, 2001.

**Financial Information Systems Design and Implementation Fees**

There were no billings by Ernst & Young for professional services described in Paragraph (c)(4)(ii) of Rule 2-01 of Regulation S-X rendered by Ernst & Young during the fiscal year ended December 31, 2001.

**All Other Fees**

Ernst & Young has billed the Company $246,000, in the aggregate, for all services rendered by Ernst & Young, other than those covered above under "Audit Fees" and "Financial Information Systems Design and Implementation Fees," during the fiscal year ended December 31, 2001. "All Other Fees" include fees of $106,000 for audit-related services, such as benefit plan audits, statutory audits and accounting and reporting technical advice, and $85,000 for tax-related services.

Your Board of Directors recommends that you vote for the ratification of the appointment of Ernst & Young as Brush Engineered Materials' independent auditors.

## SHAREHOLDER PROPOSALS

We must receive by November 18, 2002, any proposal of a shareholder intended to be presented at the 2003 annual meeting of Brush Engineered Materials' shareholders and to be included in our proxy, notice of meeting and proxy statement related to the 2003 annual meeting pursuant to Rule 14a-8 under the Exchange Act. These proposals should be submitted by certified mail, return receipt requested. Proposals of shareholders submitted outside the processes of Rule 14a-8 under the Exchange Act in connection with the 2003 annual meeting must be received by us on or before the date determined in accordance with our code of regulations or they will be considered untimely under Rule 14a-4(c) of the Exchange Act. Under our code of regulations, proposals generally must be received by us no fewer than 60 and no more than 90 days before an annual meeting. However, if the date of a meeting is more than ten days from the anniversary of the previous year's meeting and we do not give notice of the meeting at least 75 days in advance, proposals must be received ten days from the date of our notice. Our proxy related to the 2003 annual meeting of Brush Engineered Materials' shareholders will give discretionary authority to the proxy holders to vote with respect to all proposals submitted outside the process of Rule 14a-8 received by us after the date determined in accordance with our code of regulations.

## OTHER MATTERS

We do not know of any matters to be brought before the meeting except as indicated in the notice. However, if any other matters properly come before the meeting for action of which we did not have notice prior to March 2, 2002, or that applicable laws otherwise permit proxies to vote on a discretionary basis, it is intended that the person authorized under solicited proxies may vote or act thereon in accordance with his own judgment.

By order of the Board of Directors,

Brush Engineered Materials Inc.

Michael C. Hasychak
Secretary

Cleveland, Ohio
March 18, 2002

DETACH CARD

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**BRUSH ENGINEERED MATERIALS INC. — PROXY**
**SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS**

The undersigned appoints Gordon D. Harnett, or if he is unable or unwilling to act, then Michael C. Hasychak, with full power of substitution, to vote and act for and in the name of the undersigned as fully as the undersigned could vote and act if personally present at the annual meeting of shareholders of Brush Engineered Materials Inc. to be held on May 7, 2002 and at any adjournment or postponement thereof:

**The Board of Directors recommends a vote "FOR" all nominees in Proposal 1**
**and recommends votes "FOR" Proposal 2.**

1. ELECTION OF DIRECTORS.
   FOR all nominees listed below ☐         WITHHOLD AUTHORITY ☐
   *(except as indicated to the contrary below)*    to vote for the nominees listed below

   Nominees:   Albert C. Bersticker, Dr. Charles F. Brush, III and N. Mohan Reddy, Ph.D.

   **INSTRUCTIONS:  To withhold authority to vote for any nominees, write those nominees' names in the space provided below.**

2. Confirming the appointment of Ernst & Young LLP as independent auditors of Brush Engineered Materials Inc.

   ☐ FOR                    ☐ AGAINST                    ☐ ABSTAIN

3. In accordance with his judgment upon any other matter properly presented.

**(Continued, and to be signed on other side)**

DETACH CARD

SHARES

*(Continued from the other side)*

**The shares represented by this proxy will be voted as directed or, if directions are not indicated, will be voted "FOR" the election of directors and "FOR" proposal 2.**

Dated . . . . . . . . . . . . . . . . . ., 2002

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Signature

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Signature

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Title

NOTE: Please sign exactly as the name appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please add your title as such.

**PLEASE SIGN, DATE AND RETURN YOUR PROXY PROMPTLY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE.**

DETACH CARD

**CONFIDENTIAL VOTING INSTRUCTIONS**

**To Fidelity Management Trust Company, Trustee Under the Brush Engineered Materials Inc. PAYSOP**

Pursuant to section 6.8 of the Brush Engineered Materials Inc. Savings and Investment Plan, the undersigned, as a participant in the Plan, hereby directs the Trustee to vote (in person or by proxy) all shares of Common Stock of Brush Engineered Materials Inc. credited to the undersigned's PAYSOP Contribution Account under the Plan on the record date for the annual meeting of shareholders of Brush Engineered Materials Inc. to be held on May 7, 2002 and at any adjournment or postponement thereof, on the following matters as checked below.

**The Board of Directors recommends a vote "FOR" all nominees in Proposal 1 and recommends votes "FOR" Proposal 2.**

1. ELECTION OF DIRECTORS.
   FOR all nominees listed below ☐ *(except as indicated to the contrary below)*
   WITHHOLD AUTHORITY ☐ to vote for the nominees listed below

   Nominees: Albert C. Bersticker, Dr. Charles F. Brush, III and N. Mohan Reddy, Ph.D.

   **INSTRUCTIONS: To withhold authority to vote for any nominees, write those nominees' names in the space provided below.**

   ______________________________

2. Confirming the appointment of Ernst & Young LLP as independent auditors of Brush Engineered Materials Inc.
   ☐ FOR ☐ AGAINST ☐ ABSTAIN

3. In accordance with his judgment upon any other matter properly presented.

**(Continued, and to be signed on other side)**

DETACH CARD

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*(Continued from the other side)*

**PLEASE SIGN EXACTLY AS THE NAME APPEARS BELOW. THE TRUSTEE SHALL <u>NOT</u> VOTE SHARES OF THE COMPANY FOR WHICH IT DOES NOT RECEIVE INSTRUCTIONS.**

**This confidential voting instructions card will be seen only by authorized personnel of the Trustee. The shares represented by this card will be voted as directed, or if directions are not indicated but this card is executed and returned, will be voted "FOR" the election of directors and "FOR" proposal 2.**

Dated . . . . . . . . . . . . . . . . . . , 2002

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Signature

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Signature

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Title

NOTE: Please sign exactly as the name appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please add your title as such.

**PLEASE SIGN, DATE AND RETURN YOUR VOTING CARD PROMPTLY IN THE ENCLOSED ENVELOPE WHICH REQUIRES NO POSTAGE.**

DETACH CARD

-------------------------------------------------------------------------------

**CONFIDENTIAL VOTING INSTRUCTIONS**
**To Fidelity Management Trust Company, Trustee Under the Brush Engineered Materials Inc.**
**Savings and Investment Plan.**

Pursuant to section 6.8 of the Brush Engineered Materials Inc. Savings and Investment Plan, the undersigned, as a participant in the Plan, hereby directs the Trustee to vote (in person or by proxy) all shares of Common Stock of Brush Engineered Materials Inc. credited to the undersigned's account (other than shares credited under the PAYSOP Contribution Account) under the Plan on the record date for the annual meeting of shareholders of Brush Engineered Materials Inc. to be held on May 7, 2002 and at any adjournment or postponement thereof, on the following matters as checked below.

**The Board of Directors recommends a vote "FOR" all nominees in Proposal 1**
**and recommends votes "FOR" Proposal 2.**

1. ELECTION OF DIRECTORS.
   FOR all nominees listed below  ☐                            WITHHOLD AUTHORITY  ☐
   *(except as indicated to the contrary below)*                to vote for the nominees listed below

   Nominees:  Albert C. Bersticker, Dr. Charles F. Brush, III and N. Mohan Reddy, Ph.D.

   **INSTRUCTIONS:  To withhold authority to vote for any nominees, write those nominees' names in the space provided below.**

   _____

2. Confirming the appointment of Ernst & Young LLP as independent auditors of Brush Engineered Materials Inc.

   ☐  FOR                          ☐  AGAINST                          ☐  ABSTAIN

3. In accordance with his judgment upon any other matter properly presented.

**(Continued, and to be signed on other side)**

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*(Continued from the other side)*

**PLEASE SIGN EXACTLY AS THE NAME APPEARS BELOW. THE TRUSTEE SHALL VOTE SHARES OF THE COMPANY FOR WHICH IT DOES NOT RECEIVE INSTRUCTIONS IN THE SAME PROPORTION AS IT VOTES THE SHARES FOR WHICH IT RECEIVES VOTING INSTRUCTIONS.**

**This confidential voting instructions card will be seen only by authorized personnel of the Trustee. The shares represented by this card will be voted as directed, or if directions are not indicated but this card is executed and returned, will be voted "FOR" the election of directors and "FOR" proposal 2.**

Dated . . . . . . . . . . . . . . . . . . , 2002

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Signature

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Signature

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Title

NOTE: Please sign exactly as the name appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please add your title as such.

**PLEASE SIGN, DATE AND RETURN YOUR VOTING CARD PROMPTLY IN THE ENCLOSED ENVELOPE WHICH REQUIRES NO POSTAGE.**